April 27, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	iShares Silver Trust’s Registration Statement on Form S-1 number 333-125920
(the “Registration Statement”)

Dear Mr. Schwall:

Barclays Global Investors International Inc., in its capacity as sponsor of the iShares Silver Trust (the “Trust”), and Barclays Capital Inc., in its capacity as underwriter of the initial 150,000 shares issued by the Trust, pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the acceleration of the effective date of the Registration Statement so that it becomes effective at 9:00 a.m. on April 27, 2006, or as soon thereafter as practicable.

The Sponsor acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement, or relieve the Sponsor from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Sponsor may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States of America.

Sincerely,

BARCLAYS GLOBAL INVESTORS INTERNATIONAL INC.		BARCLAYS CAPITAL INC.

By:	/S/ MICHAEL LATHAM	By:	/S/ J.C. TAYLOR
Title:	Managing Director	Title:	Managing Director

By:	/S/ TONY KELLY
Title:	Principal